SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                         -----------------------

                                FORM 11-K

                              ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

             For the transition period from ____________ to _____________


                      Commission file number:  0-25929

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Thomasville Bancshares, Inc.
                              301 North Broad Street
                            Thomasville, Georgia 31792

REQUIRED INFORMATION

(a) Financial Statements for the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan

      (i)     Independent Auditors' Report
      (ii)    Statements of Net Assets Available for Benefits as of
              December 31, 2003 and 2002
      (iii) Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002
      (iv)    Notes to Financial Statements
      (v)     Schedule of Assets Held at December 31, 2003 and 2002

(b)   Exhibits

      No exhibits are filed with this annual report.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         THOMASVILLE BANCSHARES, INC.
                         401(k) PROFIT SHARING PLAN

                         By: Thomasville Bancshares, Inc., as Plan Administrator

                             /s/ Stephen H. Cheney
                             ------------------------------------
                             Stephen H. Cheney
                             President and Chief Executive Officer


Date:  July 12, 2004

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                          Page
                                                                          ----

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:

     Statements of Net Assets Available for Benefits as of
     December 31, 2003 and 2002                                              2

     Statement of Changes in Net Assets Available
     for Benefits for the Years Ended December 31, 2003 and 2002             3

     Notes to Financial Statements                                         4-7

SUPPLEMENTAL SCHEDULE:

     Schedule of Assets Held at December 31, 2003 and 2002                   8

===============================================================================

                   [LETTERHEAD OF FRANCIS AND CO., CPAS]


                       INDEPENDENT AUDITORS' REPORT


To the Administrative Committee and Participants
Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan
Thomasville, Georgia

We have audited the accompanying statements of net assets available for benefits of the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


                                    /s/Francis and Company, CPAs


Atlanta, Georgia
July 7, 2004


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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


                                                      2003         2002
                                                   ----------   ----------
ASSETS:
   Investments at fair value                       $  477,593   $  301,894
                                                   ----------   ----------

   Receivables:
     Participant                                        6,996        7,102
     Employer                                             966        1,226
                                                   ----------   ----------

       Total receivables                                7,962        8,328
                                                   ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS                  $  485,555   $  310,222
                                                   ==========   ==========


See notes to financial statements.

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


                                                      2003         2002
                                                   ----------   ----------
ADDITIONS:
   Investment income/(loss):
     Net appreciation/(depreciation)
      in fair value of investments                 $   22,699   $  (63,574)
     Interest                                             528          523
     Dividends                                          1,753        4,249
                                                   ----------   ----------
       Net investment income/(loss)                $   24,980   $  (58,802)
                                                   ----------   ----------

   Contributions:
     Participant                                   $   93,345   $   61,359
     Employer                                          77,352       40,549
     Rollover (Participant)                             6,232          414
                                                   ----------   ----------
       Total additions                             $  176,929   $  102,322
                                                   ----------   ----------

DEDUCTIONS:

   Benefits paid to participants                   $   11,646   $  -  -
   Administrative expenses (Note 2)                    14,930        2,948
                                                   ----------   ----------
       Total deductions                            $   26,576   $    2,948
                                                   ----------   ----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS      $  175,333   $   40,572

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                  310,222      269,650
                                                   ----------   ----------
   End of year                                     $  485,555   $  310,222
                                                   ==========   ==========


See notes to financial statements.

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

The following summary of certain provisions of the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the summary Plan description and the Plan document for complete information.

GENERAL - The Plan is a qualified defined contribution retirement plan commonly referred to as a 401(k) Plan. Generally, employees who have completed one year of service, who have been credited with at least 1,000 hours of service, and who have attained the age of 21 years, are eligible to participate in the Plan.

PARTICIPANT CONTRIBUTIONS - Employees may elect to contribute to the Plan any amount up to 15% of their "before-tax" earnings, provided it does not exceed the maximum allowable amount specified under Section 415(c) of the Internal Revenue Code as adjusted from time to time. The maximum allowable amount for the years ended December 31, 2003 and 2002 is $12,000 and $11,000, respectively.

EMPLOYER CONTRIBUTIONS - Under the Plan's terms, the employer is not required to contribute to the Plan. In each Plan year, the employer may contribute up to 50% of each participant's initial contribution of 2% of his or her salary. Additionally, the employer may contribute a discretionary profit sharing contribution, which will be allocated to all eligible participants based on their compensation as a percent of total compensation of all eligible participants.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts may be charged with fees for the administration of the Plan.

WITHDRAWALS - Under the terms of the Plan, a participant may make a withdrawal for reasons of economic hardship before attaining age 591/2. Upon attaining age 591/2, participants may withdraw their entire account balance.

VESTING - Employee and rollover contributions are fully vested upon entering the Plan. Employer contributions vest at the following rates:

            YEARS OF SERVICE                        VESTING PERCENTAGE
            ----------------                        ------------------

            Less than two                                     0
            Two but less than three                          20
            Three but less than four                         40
            Four but less than five                          60
            Five but less than six                           80
            Six or more                                     100

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

PARTICIPANT LOANS - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of the vested portion of their account balances, subject to certain restrictions. Loan maturity is up to 5 years except for the purchase of a primary residence, where longer maturities are possible. The loan is secured by the balance in the participant's account and bears interest at the market rate.

FORFEITURES - Forfeited balances of terminated participants' nonvested accounts are reallocated among remaining participants.


2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

ACCOUNTING ESTIMATES - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan participants and changes therein. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES - The Plan provides various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments, and corporate common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of Net Assets Available for Benefits.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

BENEFIT PAYMENTS - Distributions to Plan participants are recorded when paid.

EXPENSES - Administrative expenses are either paid by the Plan and allocated to each participant when paid, or paid by the employer. To date, all Plan expenses have been paid by the employer.


3.   INVESTMENTS

Plan participants may elect to contribute to any or all investment vehicles that are offered. If a Plan participant borrows from the Plan, then he or she is, in effect, are also participating in the investment vehicle of loans. Generally, Plan accounts are credited when contributions are made and/or when gains on investments are recognized. Conversely, Plan accounts are charged (debited) when funds are withdrawn and/or when losses on investments are recognized.

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

The following investments were held for the benefits of the participants at December 31, 2003 and 2002:

                                                      December 31,
                                                 -----------------------
                                                   2003          2002
                                                   ----          ----

     Capital Appreciation Fund                   $  -  -       $  86,763
     Value Fund                                     -  -          37,208
     Convertible Fund                               -  -          24,721
     Total Return Fund                              -  -          72,463
     High Yield Corporate Bond Fund                 -  -          19,894
     Government Fund                                -  -          31,036
     Money Market Fund                              -  -          15,127
     NY Life Guaranteed Interest Contract           -  -           7,761
     Participant Loans                               7,328         6,921
     American Century Real Estate Advisor           20,494        -  -
     American Funds AMCAP Fund R2                   38,684        -  -
     American Funds Europacific Growth R2           16,444        -  -
     American Funds Washington Mutual Invest        37,184        -  -
     Black Rock Low Duration Bond Fund              14,487        -  -
     Federated Automated Cash Management            67,732        -  -
     Federated Kaufman Fund                         33,821        -  -
     Fidelity Advisor Intermediate Bond Fund        28,970        -  -
     Goldman Sachs Government Income Fund           25,772        -  -
     Janus Advisor Growth Portfolio                 26,207        -  -
     Neuberger Berman Genesis Fund                  47,702        -  -
     Van Kampen Comstock Fund                       36,534        -  -
     Thomasville Bancshares, Inc.
      common stock (Employer)                       75,133        -  -
     Cash                                            1,101        -  -
                                                 ---------     ---------
        Totals                                   $ 477,593     $ 301,894
                                                 =========     =========

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought or sold, as well as held during the year) appreciated/(depreciated) in value by $22,699 and $(63,574), respectively. Details of the gains/(losses) for calendar years ended 2003 and 2002 follow:

                                                 Year Ended December 31,
                                                 -----------------------
                                                   2003          2002
                                                   ----          ----
     FUNDS
     -----
     Capital Appreciation Fund                   $  (9,208)    $ (34,608)
     Value Fund                                     (5,612)      (10,283)
     Convertible Fund                                  (26)      (15,560)
     Total Return Fund                              (2,861)       (2,698)
     High Yield Corporate Bond Fund                  3,075        (2,033)
     Government Fund                                  (180)        1,329
     Money Market Fund                              -  -          -  -
     NY Life Guaranteed Interest Contract              215           279
     American Century Real Estate Advisor            3,325        -  -
     American Funds AMCAP Fund R2                    4,226        -  -
     American Funds Europacific Growth R2            3,098        -  -
     American Funds Washington Mutual Invest         4,376        -  -
     Black Rock Low Duration Bond Fund                  22        -  -
     Federated Automated Cash Management             1,744        -  -
     Federated Kaufman Fund                          5,256        -  -
     Fidelity Advisor Intermediate Bond Fund            84        -  -
     Goldman Sachs Government Income Fund               31        -  -
     Janus Advisor Growth Portfolio                  2,802        -  -
     Neuberger Berman Genesis Fund                   7,569        -  -
     Van Kampen Comstock Fund                        4,763        -  -
                                                 ---------     ---------
        Total Gain/(Loss)                        $  22,699     $ (63,574)
                                                 =========     =========


4.   TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, in the event of Plan termination, participants will become 100% vested in their accounts and the assets of the Plan shall be distributed to participants and beneficiaries based on their individual accounts as of the termination date.


5.   FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on November 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed and presented, was in compliance with the applicable requirements of the Internal Revenue Code.

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SUPPLEMENTAL SCHEDULE

THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
Assets Held at December 31, 2003 and 2002
-------------------------------------------------------------------------------

                                                   2003          2002
                                                   ----          ----
                                                  Current       Current
                                                   Value         Value
                                                   -----         -----
     Capital Appreciation Fund                   $  -  -       $  86,763
     Value Fund                                     -  -          37,208
     Convertible Fund                               -  -          24,721
     Total Return Fund                              -  -          72,463
     High Yield Corporate Bond Fund                 -  -          19,894
     Government Fund                                -  -          31,036
     Money Market Fund                              -  -          15,127
     NY Life Guaranteed Interest Contract           -  -           7,761
     Participant Loans                               7,328         6,921
     American Century Real Estate Advisor           20,494        -  -
     American Funds AMCAP Fund R2                   38,684        -  -
     American Funds Europacific Growth R2           16,444        -  -
     American Funds Washington Mutual Invest        37,184        -  -
     Black Rock Low Duration Bond Fund              14,487        -  -
     Federated Automated Cash Management            67,732        -  -
     Federated Kaufman Fund                         33,821        -  -
     Fidelity Advisor Intermediate Bond Fund        28,970        -  -
     Goldman Sachs Government Income Fund           25,772        -  -
     Janus Advisor Growth Portfolio                 26,207        -  -
     Neuberger Berman Genesis Fund                  47,702        -  -
     Van Kampen Comstock Fund                       36,534        -  -
     Thomasville Bancshares, Inc.
      common stock (Employer)                       75,133        -  -
     Receivables                                     7,962         8,328
     Cash                                            1,101        -  -
                                                 ---------     ---------
        Totals                                   $ 485,555     $ 310,222
                                                 =========     =========